UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 22 through May 23, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

-                                           KPN issues EUR 1 billion of bonds, dated 22 May 2007;

-                                           NMa approves Tiscali Netherlands acquisition, dated 23 May 2007.

Press release

KPN issues EUR 1 billion of bonds	Date
22 May 2007

Number
038pe

KPN has successfully launched a dual-tranche Euro and Sterling bond with an aggregate amount of KPN issues EUR 1 billion of bonds EUR 1 billion, consisting of a 650 million Euro tranche with a maturity of 7 years and a coupon of 4.75%, and a 250 million Sterling tranche (approximately EUR 367 million) with a maturity of 12 years and a Pound Sterling coupon of 6% which swapped to Euro amounts to an interest rate of 5.12%. The bonds were placed with a broad range of institutional investors in Europe.

The bonds are issued under KPN’s Global Medium Term Note programme and will be listed on Euronext Amsterdam. The proceeds will be used to smoothen the 2010 debt maturities, to redeem temporary drawdowns on the EUR 1.5 billion credit facility and for general corporate purposes.

KPN has a credit rating of BBB+ with negative outlook by S&P and Baa2 with stable outlook by Moody’s.

Press release

NMa approves Tiscali Netherlands acquisition	Date
23 May 2007

Number
039pe

Today, the Dutch competition Authority NMa has approved KPN’s acquisition of Tiscali Netherlands with no remedies. The takeover will further strengthen KPN’s broadband share in addition to continued organic growth. As a result KPN’s retail broadband share will increase with approximately 4% to 45%.

Further to the operational synergies KPN expects to derive, this transaction will result in a tax asset with a net present value of approximately EUR 25 million.

In September 2006, KPN reached an agreement regarding the acquisition of Tiscali SpA’s Dutch operations for a consideration of EUR 255 million. Following today’s NMa’s approval the transaction is expected to close in June. The relevant works councils have already positively advised on this transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 25, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel